Exhibit 99.1

HUYA Inc. Reports First Quarter 2021 Unaudited Financial Results

GUANGZHOU, China, May 18, 2021 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Total net revenues for the first quarter of 2021 increased by 8.0% to RMB2,604.8 million (US$397.6 million), from RMB2,411.9 million for the same period of 2020.

•	Net income attributable to HUYA Inc. was RMB185.5 million (US$28.3 million) for the first quarter of 2021, representing an increase of 8.4% from RMB171.2 million for the same period of 2020.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB265.9 million (US$40.6 million) for the first quarter of 2021, representing an increase of 0.9% from RMB263.4 million for the same period of 2020.

•	Average mobile MAUs[2] of Huya Live in the first quarter of 2021 reached 75.5 million, compared with 74.7 million in the first quarter of 2020.

•	Total number of paying users[3] of Huya Live in the first quarter of 2021 reached 5.9 million, compared with 6.1 million in the first quarter of 2020.

“Building upon the momentum we saw during the pandemic lockdown period last year, our mobile-first strategy continues to gain traction and our mobile MAUs reached 75.5 million in the first quarter of this year,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “We are actively advancing toward our vision of becoming a one-stop destination for comprehensive game-related services and working collaboratively to capture more opportunities across the industry value chain.”

Ms. Catherine Liu, Chief Financial Officer of Huya, commented, “We started 2021 with a solid set of operational and financial results. In the first quarter, our total net revenues increased by 8.0% year-over-year to RMB2,604.8 million and our operating income increased by 21.6% year-over-year to RMB162.1 million. Our operating margin also expanded to 6.2% in the first quarter this year, compared with 5.5% in the same period of last year. With our healthy financial results, we are well-positioned to further invest into the future and expand our business.”

First Quarter 2021 Financial Results

Total net revenues for the first quarter of 2021 increased by 8.0% to RMB2,604.8 million (US$397.6 million), from RMB2,411.9 million for the same period of 2020.

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. before share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Live streaming revenues increased by 5.2% to RMB2,392.3 million (US$365.1 million) for the first quarter of 2021, from RMB2,274.5 million for the same period of 2020, primarily due to the increase in the average spending per paying user on Huya Live. The increase in the average spending per paying user was primarily driven by the enrichment and enhancement of content, products and services.

Advertising and other revenues increased by 54.6% to RMB212.5 million (US$32.4 million) for the first quarter of 2021, from RMB137.5 million for the same period of 2020, primarily driven by the revenues from licensing of content.

Cost of revenues increased by 7.9% to RMB2,090.9 million (US$319.1 million) for the first quarter of 2021 from RMB1,937.1 million for the same period of 2020, primarily attributable to the increase in revenue sharing fees and content costs.

Revenue sharing fees and content costs increased by 14.1% to RMB1,748.6 million (US$266.9 million) for the first quarter of 2021 from RMB1,532.6 million for the same period of 2020, primarily due to the increase in revenue sharing fees in relation to higher live streaming revenues, and the increase in spending in e-sports content.

Bandwidth costs decreased by 24.4% to RMB181.5 million (US$27.7 million) for the first quarter of 2021 from RMB240.1 million for the same period of 2020, primarily due to improved management in bandwidth costs and continued technology enhancement efforts.

Gross profit increased by 8.2% to RMB513.9 million (US$78.4 million) for the first quarter of 2021 from RMB474.8 million for the same period of 2020. Gross margin was 19.7% for the first quarter of 2021, which remained stable as compared with the same period of 2020.

Research and development expenses increased by 27.6% to RMB199.1 million (US$30.4 million) for the first quarter of 2021 from RMB156.1 million for the same period of 2020, mainly attributable to increased personnel-related expenses.

Sales and marketing expenses increased by 35.7% to RMB144.6 million (US$22.1 million) for the first quarter of 2021 from RMB106.5 million for the same period of 2020, primarily attributable to the increased marketing expenses to promote the Company’s content, products, services and brand name.

General and administrative expenses decreased by 6.8% to RMB84.1 million (US$12.8 million) for the first quarter of 2021 from RMB90.2 million for the same period of 2020, mainly due to lower share-based compensation expenses.

Operating income increased by 21.6% to RMB162.1 million (US$24.7 million) for the first quarter of 2021 from RMB133.3 million for the same period of 2020. Operating margin increased to 6.2% for the first quarter of 2021 from 5.5% for the same period of 2020.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 6.7% to RMB242.5 million (US$37.0 million) for the first quarter of 2021 from RMB227.2 million for the same period of 2020. Non-GAAP operating margin was 9.3% for the first quarter of 2021, compared with 9.4% for the same period of 2020.

Income tax expenses increased by 4.9% to RMB39.4 million (US$6.0 million) for the first quarter of 2021 from RMB37.6 million for the same period of 2020.

Net income attributable to HUYA Inc. for the first quarter of 2021 increased by 8.4% to RMB185.5 million (US$28.3 million), from RMB171.2 million for the same period of 2020.

Non-GAAP net income attributable to HUYA Inc. for the first quarter of 2021, which excludes share-based compensation expenses, and gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes, increased by 0.9% to RMB265.9 million (US$40.6 million), from RMB263.4 million for the same period of 2020.

Diluted net income per American depositary share (“ADS”) was RMB0.77 (US$0.12) for the first quarter of 2021, compared with RMB0.73 for the same period of 2020. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB1.10 (US$0.17) for the first quarter of 2021, compared with RMB1.12 for the same period of 2020.

Balance Sheets and Cash Flow

As of March 31, 2021, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,651.1 million (US$1,625.7 million), compared with RMB10,474.9 million as of December 31, 2020. The increase was primarily due to net cash provided by operating activities of RMB166.3 million (US$25.4 million) for the first quarter of 2021.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on May 18, 2021 (7:00 p.m. Beijing/Hong Kong time on May 18, 2021).

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7494268

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event passcode and registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until May 25, 2021, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Replay Access Code:	7494268

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, and (ii) gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes, which both may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the rate in effect as of March 31, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to Huya; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Huya and DouYu to terminate the definitive merger agreement between Huya and DouYu; the outcome of any legal proceedings that may be instituted against Huya, DouYu or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Huya’s or DouYu’s business; a delay in closing the merger; the ability to obtain approval by DouYu’s shareholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Huya’s or DouYu’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Huya’s or DouYu’s ability to pursue certain business opportunities or strategic transactions; the ability of Huya or DouYu to retain and hire key personnel; uncertainty as to the long-term value of the Class A ordinary shares of Huya following the merger; the continued availability of capital and financing following the merger; Huya’s ability to realize the intended synergies from the potential merger with DouYu; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,293,573	3,818,698	582,847
Restricted cash	164,889	165,148	25,207
Short-term deposits	5,974,790	5,721,757	873,311
Short-term investments	1,206,539	1,110,623	169,514
Accounts receivable, net	71,237	97,355	14,859
Amounts due from related parties, net	64,802	137,858	21,041
Prepayments and other current assets, net	495,108	495,182	75,580

Total current assets	11,270,938	11,546,621	1,762,359

Non-current assets
Deferred tax assets	48,313	83,159	12,693
Investments	467,206	509,690	77,794
Property and equipment, net	94,555	82,043	12,522
Intangible assets, net	62,796	51,090	7,798
Right-of-use assets, net	87,418	80,157	12,234
Prepayments and other non-current assets	379,461	361,738	55,212

Total non-current assets	1,139,749	1,167,877	178,253

Total assets	12,410,687	12,714,498	1,940,612

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	10,083	7,421	1,133
Advances from customers and deferred revenue	485,878	413,519	63,115
Income taxes payable	56,861	54,117	8,260
Accrued liabilities and other current liabilities	1,707,289	1,627,144	248,351
Amounts due to related parties	95,457	241,187	36,812
Lease liabilities due within one year	29,227	30,723	4,689

Total current liabilities	2,384,795	2,374,111	362,360

Non-current liabilities
Lease liabilities	57,620	50,672	7,734
Deferred tax liabilities	13,350	13,350	2,038
Deferred revenue	178,144	184,329	28,134

Total non-current liabilities	249,114	248,351	37,906

Total liabilities	2,633,909	2,622,462	400,266

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2020 and March 31, 2021, respectively; 83,490,841 and 83,885,509 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	55	56	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2020 and March 31, 2021, respectively; 152,357,321 and 152,357,321 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	100	100	15
Additional paid-in capital	11,465,575	11,549,616	1,762,816
Statutory reserves	122,429	122,429	18,686
Accumulated deficit	(1,883,643)	(1,698,105)	(259,181)
Accumulated other comprehensive income	72,262	117,940	18,001

Total shareholders’ equity	9,776,778	10,092,036	1,540,346

Total liabilities and shareholders’ equity	12,410,687	12,714,498	1,940,612

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Net revenues
Live streaming	2,274,490	2,814,869	2,392,275	365,132
Advertising and others	137,458	175,473	212,509	32,435

Total net revenues	2,411,948	2,990,342	2,604,784	397,567

Cost of revenues(1)	(1,937,145)	(2,392,681)	(2,090,896)	(319,133)

Gross profit	474,803	597,661	513,888	78,434

Operating expenses(1)
Research and development expenses	(156,058)	(215,664)	(199,071)	(30,384)
Sales and marketing expenses	(106,536)	(193,110)	(144,585)	(22,068)
General and administrative expenses	(90,206)	(96,053)	(84,091)	(12,835)

Total operating expenses	(352,800)	(504,827)	(427,747)	(65,287)

Other income, net	11,327	94,519	75,968	11,595

Operating income	133,330	187,353	162,109	24,742

Interest and short-term investments income	85,740	73,993	65,130	9,941
Gain on fair value change of investments	2,160	—	—	—
Other non-operating expenses	(10,010)	—	—	—
Foreign currency exchange losses, net	(1,425)	(221)	(2,260)	(345)

Income before income tax expenses	209,795	261,125	224,979	34,338

Income tax expenses	(37,556)	(37,285)	(39,410)	(6,015)

Income before share of (loss) income in equity method investments, net of income taxes	172,239	223,840	185,569	28,323

Share of (loss) income in equity method investments, net of income taxes	(1,013)	29,321	(31)	(5)

Net income attributable to HUYA Inc.	171,226	253,161	185,538	28,318

Net income attributable to ordinary shareholders	171,226	253,161	185,538	28,318

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Net income per ADS*
—Basic	0.78	1.07	0.78	0.12
—Diluted	0.73	1.05	0.77	0.12
Net income per ordinary share
—Basic	0.78	1.07	0.78	0.12
—Diluted	0.73	1.05	0.77	0.12
Weighted average number of ADS used in calculating net income per ADS
—Basic	219,934,053	236,099,598	236,602,426	236,602,426
—Diluted	236,044,992	240,985,724	241,872,722	241,872,722

*	Each ADS represents one Class A ordinary share.

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Cost of revenues	14,880	17,003	16,621	2,537
Research and development expenses	36,323	36,653	36,741	5,608
Sales and marketing expenses	2,578	2,050	1,891	289
General and administrative expenses	40,050	26,281	25,124	3,835

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Gross profit	474,803	597,661	513,888	78,434
Share-based compensation expenses allocated in cost of revenues	14,880	17,003	16,621	2,537

Non-GAAP gross profit	489,683	614,664	530,509	80,971

Operating income	133,330	187,353	162,109	24,742
Share-based compensation expenses	93,831	81,987	80,377	12,269

Non-GAAP operating income	227,161	269,340	242,486	37,011

Net income attributable to HUYA Inc.	171,226	253,161	185,538	28,318
Gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes	(1,620)	(29,231)	—	—
Share-based compensation expenses	93,831	81,987	80,377	12,269

Non-GAAP net income attributable to HUYA Inc.	263,437	305,917	265,915	40,587

Net income attributable to ordinary shareholders	171,226	253,161	185,538	28,318
Gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes	(1,620)	(29,231)	—	—
Share-based compensation expenses	93,831	81,987	80,377	12,269

Non-GAAP net income attributable to ordinary shareholders	263,437	305,917	265,915	40,587

Non-GAAP net income per ordinary share
—Basic	1.20	1.30	1.12	0.17
—Diluted	1.12	1.27	1.10	0.17
Non-GAAP net income per ADS
—Basic	1.20	1.30	1.12	0.17
—Diluted	1.12	1.27	1.10	0.17
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	219,934,053	236,099,598	236,602,426	236,602,426
—Diluted	236,044,992	240,985,724	241,872,722	241,872,722